Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS THIRD QUARTER 2021 PRODUCTION RESULTS AND PROVIDES OPERATIONAL UPDATE

UCS pushback activities complete, GMC operational alternatives under review

Vancouver, BC, October 08, 2021 - Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports production results for the three months ended September 30, 2021, from its three wholly-owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“GMC”) in Mexico.

Third Quarter 2021 Production Highlights

•	Consolidated metal production of 22,444 gold equivalent ounces (“Au eq oz”), inclusive of 18,423 gold ounces (“Au oz”) and 280,245 silver ounces (“Ag oz”)
•	Total gold production at Tucano of 16,325 Au oz
•	Total silver equivalent production at Topia of 242,028 silver equivalent ounces (“Ag eq oz”)
•	Total silver equivalent production at the GMC of 278,073 Ag eq oz
•	Urucum Central South (“UCS”) pushback activities completed in late September 2021

“Third quarter production was lower than planned primarily because of low ore tonnage from Tucano. The Tucano mine contractor experienced maintenance issues, which led to poor fleet availability, resulting in lower mined tonnage and a delay in the completion of the UCS pushback activities,” stated Rob Henderson, President and CEO of Great Panther. “The delay at UCS was also affected by significantly higher-than-average rainfall. The pushback at UCS is now complete and we are working with our mine contractor to resolve equipment availability issues. During the quarter we stayed the course, however, and continued investing as planned. Stripping activities at TAP AB are advancing and we are executing on our extensive exploration program to position Tucano for future growth and production.”

Operational Update

During the quarter, precipitation levels in northern Brazil were approximately 25% higher than historical averages. In September, movement was detected in the west wall of the UCS pit and to ensure safety for workers mining was suspended for four days until conditions were deemed stable. Vertical drains are currently being installed in the west wall of the UCS pit to reduce water levels and are expected to be in place by late November in preparation for the rainy season, typically the first half of the year.

A new mine design has been implemented allowing mining activities to safely continue on the east side of the UCS pit. Strict safety protocols are followed at all times, including radar monitoring for wall movement, prisms and drone surveys, to ensure the health and safety of workers.

Production at GMC and Topia during the quarter was approximately 21% behind plan. The implementation of the new labour laws in Mexico resulted in delays in tonnage mined as contractors adjust to the new requirements. In addition, production at GMC was primarily from historically mined areas and actual tonnages available were lower than estimated.

At GMC, the Company does not expect to receive approval to expand the tailings storage facility (“TSF”) prior to reaching the current capacity of the TSF in December 2021. Contingency plans are being evaluated to process GMC ore at third-party facilities in 2022 and evaluation of longer-term tailings storage solutions are underway.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover “Final” and “Post-Closure” stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of “Progressive Closure” costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided, and these details are expected to be described in new regulations that are expected to be published by mid-November 2021. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha.

As the COVID-19 pandemic continues to evolve, the Company maintains a high degree of vigilance across all its operations. Although cases at the Company’s mine sites remain low and vaccinations are progressing, strict health and safety protocols remain in place.

Consolidated Operating Results

The Company’s production results for the third quarter of 2021 are detailed below.

Consolidated Operating Results	Q3 2021	Q3 2020	Change	YTD Q3 2021	YTD Q3 2020	Change
Ore processed (tonnes)	942,138	888,746	6%	2,726,272	2,616,081	4%
Gold eq production (oz) (1)	22,444	39,788	-44%	80,722	113,054	-29%
Gold production (oz)	18,423	34,030	-46%	66,204	99,329	-33%
Silver production (oz)	280,245	375,247	-25%	974,738	892,621	9%
(1)	Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006 and 1:0.0008 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

The Company is in the process of reviewing its forecast for the balance of the year to assess whether adjustments to 2021 consolidated production and/or cost guidance are required. It is likely that the guidance will need to be adjusted as a result of lower-than-expected production in the third quarter. The Company will provide updated guidance, if needed, once forecasting is completed.

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Tucano

Tucano Operating Results	Q3 2021	Q3 2020	Change	YTD Q3 2021	YTD Q3 2020	Change
Total material mined (tonnes)	4,618,128	5,687,291	-19%	17,195,310	18,877,807	-9%
Total waste mined (tonnes)	4,416,899	5,313,363	-17%	16,434,702	17,769,281	-8%
Ore mined (tonnes)	201,229	373,928	-46%	760,608	1,108,526	-31%
Ore processed (tonnes milled)	886,362	823,353	8%	2,555,831	2,457,187	4%
Au grade (g/t)	0.64	1.31	-51%	0.78	1.30	-40%
Au recovery (%)	88.8%	92.1%	-4%	88.7%	91.3%	-3%
Gold production (oz)	16,105	31,803	-49%	56,812	93,400	-39%
Carbon fines gold recovery	220	-	100%	3,206	-	100%
Total gold production (oz)	16,325	31,803	-49%	60,018	93,400	-36%

Tucano produced 16,325 Au oz in Q3 2021, a decrease of 49% compared to the third quarter of 2020, primarily due to equipment availability issues and the temporary halting in mining activities due to slope instability previously mentioned.

Plant throughput in the third quarter was 8% higher compared to the same period in 2020, due mainly to a higher amount of oxide material processed this quarter in the absence of sulfide ore from UCS. However, gold grade was 51% lower due to a higher than planned proportion of lower-grade stockpile ore being processed.

Topia

Topia Operating Results	Q3 2021	Q3 2020	Change	YTD Q3 2021	YTD Q3 2020	Change
Ore processed (tonnes)	14,433	20,292	-29%	48,956	47,431	3%
Ag grade (g/t)	373	353	6%	401	355	13%
Au grade (g/t)	0.64	0.85	-25%	0.86	0.84	2%
Ag recovery (%)	93.7%	92.5%	1%	93.1%	92.4%	1%
Au recovery (%)	72.2%	55.5%	30%	61.0%	55.1%	11%
Silver eq production (oz) (1)	242,028	383,897	-37%	917,605	906,328	1%
Silver production (ounces)	162,188	213,320	-24%	587,860	499,931	18%
Gold production (ounces)	215	308	-30%	829	708	17%
Lead production (tonnes)	268	457	-41%	1,150	1,021	13%
Zinc production (tonnes)	347	565	-39%	1,444	1,420	2%
Gold eq production (oz) (2)	2,847	4,266	-33%	10,795	10,070	7%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.058 and 1:0.068 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

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Silver equivalent production at Topia in Q3 2021 was 242,028 Ag eq oz compared with 383,897 Ag eq oz in Q3 2020, a decrease of 37% primarily due to the implementation of new labour laws in Mexico as previously mentioned.

Guanajuato Mine Complex

GMC Operating Results	Q3 2021	Q3 2020	Change	YTD Q3 2021	YTD Q3 2020	Change
Ore processed (tonnes)	41,343	45,101	-8%	121,485	111,463	9%
Ag grade (g/t)	102	131	-22%	114	128	-11%
Au grade (g/t)	1.64	1.59	3%	1.58	1.74	-9%
Ag recovery (%)	87.1%	85.5%	2%	86.9%	85.4%	2%
Au recovery (%)	86.4%	83.4%	4%	86.8%	83.9%	3%
Silver eq production (oz) (1)	278,073	334,675	-17%	842,262	862,505	-2%
Silver production (oz)	118,057	161,927	-27%	386,877	392,691	-1%
Gold production (oz)	1,883	1,919	-2%	5,357	5,220	3%
Gold eq production (oz) (2)	3,271	3,719	-12%	9,909	9,583	3%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production at the GMC in Q3 2021 was 278,073 Ag eq oz compared with 334,675 Aq eq oz, a decrease of 17% over Q3 2020 as a result of the implementation of new labour laws in Mexico and production from historically mined areas and actual tonnages available being lower than estimated, as mentioned above.

The Company has not yet been granted a permit from the Comisión Nacional del Agua (“CONAGUA”) to expand the TSF at the GMC, which only has sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage CONAGUA to expedite the permitting process, the operating assumption is that a permit will not be forthcoming and numerous longer-term solutions are currently being assessed, including processing ore at third-party facilities.

Third Quarter 2021 Financial Results

Great Panther has scheduled the release of its third quarter 2021 financial results for Wednesday, November 3, 2021, after market close. The Company will host a conference call and webcast to discuss the results on Thursday, November 4, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

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A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 7884.

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	7884

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to resolve equipment availability issues in Tucano, (ii) the Company’s ability to install vertical drains in the timeframe anticipated and the ability of these drains to improve wall stability and safety (iii) the Company’s ability to successfully implement a new mine design, (iv) the Company’s ability to secure a TSF facility expansion permit for the GMC mine or to successfully negotiate an agreement for third-party processing of the GMC tailings, (v) the amount and timing of incremental closure bond requirements with respect to the Company’s Mine Closure Plan for Coricancha, and (vi) the Company’s ability to meet its 2021 production and cost guidance.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, in 2021 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company’s Coricancha mine could have a material and adverse effect on the company’s liquidity and could require additional financing to be raised; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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